

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2020

Mark Learmonth
Chief Financial Officer
Caledonia Mining Corp Plc
B006 Millais House
Castle Quay
St Helier
Jersey Channel Islands JE3 3EF

> **Re: Caledonia Mining Corp Plc**
> **Form 20-F for the Fiscal Year Ended December 31, 2019**
> **Filed March 31, 2020**
> **File No. 001-38164**

Dear Mr. Learmonth:

 We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2019 filed March 31, 2020

Item 4 - Information on the Company
D. Property, Plant and Equipment
Mineral Reserve Calculations, page 32

1. Please clarify the reporting date of your mineral reserves and ensure your mineral reserves correspond to your fiscal year end. In your response please provide an annual reserve reconciliation corresponding to the reserve number in your February 13, 2018 technical report as referenced in your filing.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Coleman at 202-551-3610 or Gus Rodriguez at 202-551-3752 if you have questions regarding the comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation